

Mail Stop 4720

June 9, 2016

Via E-mail
Mr. Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

>   **Re: Akorn, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed May 10, 2016**
>   **File No. 001-32360**

Dear Mr. Rai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 69

1. Please tell us why you believe that incorporating by reference all of the significant accounting policies you disclose in your consolidated financial statements, in lieu of discussing your critical accounting estimates is in accordance with the requirements of Item 303 of Regulation S-K. Critical accounting estimate disclosures are designed to supplement the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Typical disclosures discuss the types of assumptions underlying the most significant and subjective estimates, provide a sensitivity analysis of those assumptions to deviations of actual results; and disclose the circumstances that have resulted in revised assumptions in the past. As an example, regarding your adjustments to gross sales, a typical disclosure would explain the

provision for each type of adjustment related to sales made in prior periods versus sales made in the current period in order to understand the impact that changes in estimates had on results of operations.

Notes to Consolidated Financial Statements
Note 14 – Segment Information, page 114

2. Please provide us revenues from external customers for each product and service for each period presented. In cases where individual products or services are not material, provide us this information for each group of similar products and services. Refer to ASC 280-10-50-40.

3. Please demonstrate to us that your aggregation of operating segments meets all criteria in ASC 280-10-50-11. In particular, provide us an analysis supporting that operating segments aggregated have similar economic characteristics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Ibolya Ignat at (202) 551-3636 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance